Exhibit 2

AMENDMENT NO. 1 (this “Amendment”), dated as of October 10, 2003, to the RIGHTS AGREEMENT, dated as of September 1, 1999 (the “Rights Agreement”), between VALASSIS COMMUNICATIONS, INC., a Delaware corporation (the “Company”), and NATIONAL CITY CORPORATION, as Rights Agent (“National City”).

W I T N E S S E T H:

WHEREAS, the Company has removed The Bank of New York (“BONY”) as Rights Agent under the Rights Agreement, and the Company desires to appoint National City Corporation as Rights Agent under the Rights Agreement; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company may amend or supplement the terms of the Rights Agreement.

NOW, THEREFORE, pursuant to the terms of the Rights Agreement and in accordance with Sections 21 and 27 thereof, the following actions are hereby taken:

1.    Appointment of New Rights Agent. Pursuant to and in accordance with Section 21 of the Rights Agreement, the Company hereby appoints National City as Rights Agent under the Rights Agreement, and National City hereby accepts such appointment. Without any further action, National City shall be the Rights Agent under the Rights Agreement, and shall succeed to all of the covenants, agreements, obligations, rights and benefits of BONY in its former capacity as Rights Agent under the Rights Agreement (as amended hereby).

2.    Amendments to Rights Agreement. The Rights Agreement is hereby amended as follows:

(a)    The definition of “Acquiring Person” in Section 1(a) of the Rights Agreement is amended as follows:

(1)    The words “but shall not include the Company” shall be deleted and replaced with “but shall not include (a) the Company”; and

(2)    The following shall be added at the end of such definition:

“or (b) any such Person who has become and is the Beneficial Owner of 15% (or 20% in the case of the Investor (as defined below)) or more of the Common Stock at the time outstanding solely as a result of (i) of a change in the aggregate number of shares of the Common Stock outstanding since the last date on which such Person acquired Beneficial Ownership of any shares of the Common Stock, (ii) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional shares of Common Stock if such acquisition was made in the good faith belief that such acquisition would not (A) cause such Beneficial Ownership by such Person, together with its Affiliates and Associates, to equal or exceed 15% (or 20% in the case of the Investor) of the shares of the Common Stock then outstanding and such good faith belief was based on the good faith reliance on information contained in publicly filed reports or documents of the Company that are inaccurate or out-of-date or (B) otherwise cause a Separation Date or the adjustment provided for in Section 11(a) to occur, (iii) the acquisition by such Person or one or more of its Affiliates or Associates of Beneficial Ownership of additional shares of Common Stock if the Board of Directors of the Company determines that such acquisition was made in good faith without the knowledge by such Person or one or more of its Affiliates or Associates that such Person would thereby become an Acquiring Person, which determination of the Board of Directors of the Company shall be conclusive and binding on such Person, the Rights Agent, the holders of the Rights and all other Persons, or (iv) subject to clauses (b)(ii) and (b)(iii) above, Ariel Capital Management, Inc. (the “Investor”) for so long as the Investor and its Affiliates and Associates do not Beneficially Own 20% or more of the shares of Common Stock then outstanding. Notwithstanding clause (b)(ii) or (b)(iii) of the prior sentence, if any Person that is not an Acquiring Person due to such clause (b)(ii) or (b)(iii) does not reduce its percentage of Beneficial Ownership of the Common Stock to less than 15% (or 20% in the case of the Investor) by the Close of Business on the fifth Business Day after notice from the Company (the date on which such notice is first mailed or sent being the first day) that such person’s Beneficial Ownership of the Common Stock is equal to or exceeds 15% (or 20% in the case of the Investor), such Person shall, at the end of such five Business Day period, become an Acquiring Person (and such clause (b)(ii) or (b)(iii) shall no longer apply to such Person).”

(b) Section 29 of the Rights Agreement is amended to add the following sentence at the end thereof: “Except as explicitly otherwise provided in this Agreement, the Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors of the Company or the Company, or as may be necessary or advisable in the administration of this Agreement, including the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not redeem the Rights or to amend this Agreement and a determination of whether there is an Acquiring Person).”

(c)    Except as set forth in the following sentence, the Rights Agreement (other than the preamble and the signature page thereto) and all exhibits, certificates and other attachments to the Rights Agreement, are hereby amended to delete the words “The Bank of New York” and to replace such words with “National City Corporation”. The name and address of BONY in Section 26 of the Rights Agreement are hereby deleted and replaced with:

“National City Corporation Corporate

Trust Administration

629 Euclid Avenue, Suite 635

Cleveland, Ohio 44114”.

3.    Full Force and Effect. Except as expressly amended hereby, the Rights Agreement shall continue in full force and effect in accordance with the provisions thereof. The term “Agreement” in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. All references in the Rights Agreement, and on the signature page hereto, to the “Rights Agent” shall be deemed references to National City. This Amendment shall be effective as of 12:01 a.m., New York City time, on the date hereof.

4.    Counterparts. This Amendment may be executed in any number of counterparts and each of the counterparts shall for all purposes be deemed to be an original, and all counterparts shall together constitute one and the same instrument.

5.    Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed entirely within such State.

IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed as of the date first written above.

VALASSIS COMMUNICATIONS, INC.

By:	/s/ Sandra Robinson

Name: Sandra Robinson Title: Assistant Secretary

NATIONAL CITY CORPORATION, as Rights Agent

By:	/s/ Sharon R. Boughter

Name: Sharon R. Boughter Title: Officer

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